UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

BROOKFIELD RENEWABLE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16258 10 8

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16258 10 8	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
		8	Shared Voting Power 220,030,707* LIMITED PARTNERSHIP UNITS
		9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
		10	Shared Dispositive Power 220,030,707* LIMITED PARTNERSHIP UNITS
11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,030,707* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 51.5%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions)
CO

*

This amount includes 40,468,944 limited partnership units (“L.P. Units”) of Brookfield Renewable Partners L.P. (the “Issuer”) and 129,658,623 redeemable/exchangeable partnership units of Brookfield Renewable Energy L.P. (“BRELP”) beneficially owned by Brookfield Renewable Power Inc. (“BRPI”), and 5,364,000 L.P. Units held by Brookfield Investments Corporation (“BIC”). This amount also includes class A exchangeable subordinate voting shares (the “BEPC shares”) of Brookfield Renewable Corporation (“BEPC”) held as follows: 42,535,263 BEPC shares held by BRPI, 1,341,000 BEPC shares held by BIC and 662,877 BEPC shares held by BREP Holding L.P. (“BREPH”), each of which is a subsidiary of Brookfield Asset Management Inc. See Items 3 and 5.

**

As of July 31, 2020, there were approximately 183,081,905 L.P. Units outstanding. Percentage assumes that all of the outstanding redeemable/exchangeable partnership units of BRELP and BEPC shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only all of the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by BRPI, BIC and BREPH, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 61.6%. See Item 5.

CUSIP No. G16258 10 8	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
		8	Shared Voting Power 220,030,707* LIMITED PARTNERSHIP UNITS
		9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
		10	Shared Dispositive Power 220,030,707* LIMITED PARTNERSHIP UNITS
11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,030,707* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 51.5%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions)
CO

*

This amount includes 45,832,944 L.P. Units, 129,658,623 redeemable/exchangeable partnership units of BRELP and 44,539,140 BEPC shares beneficially owned by Brookfield Asset Management Inc. See Items 3 and 5.

**

As of July 31, 2020, there were approximately 183,081,905 L.P. Units outstanding. Percentage assumes that all of the outstanding redeemable/exchangeable partnership units of BRELP and BEPC shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only all of the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by Brookfield Asset Management Inc. are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 61.6%. See Item 5.

CUSIP No. G16258 10 8	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD RENEWABLE POWER INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
		8	Shared Voting Power 213,325,707* LIMITED PARTNERSHIP UNITS
		9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
		10	Shared Dispositive Power 213,325,707* LIMITED PARTNERSHIP UNITS
11	Aggregate Amount Beneficially Owned by Each Reporting Person 213,325,707* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 49.9%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions)
CO

*

This amount includes 40,468,944 L.P. Units and 129,658,623 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI. This amount also includes 42,535,263 BEPC shares held by BRPI and 662,877 BEPC shares held by BREPH, a subsidiary of BRPI. See Items 3 and 5.

**

As of July 31, 2020, there were approximately 183,081,905 L.P. Units outstanding. Percentage assumes that all of the outstanding redeemable/exchangeable partnership units of BRELP and BEPC shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only all of the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by BRPI are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.9%. See Item 5.

CUSIP No. G16258 10 8	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD INVESTMENTS CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒— Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS
		8	Shared Voting Power 6,705,000* LIMITED PARTNERSHIP UNITS
		9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS
		10	Shared Dispositive Power 6,705,000* LIMITED PARTNERSHIP UNITS
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,705,000* LIMITED PARTNERSHIP UNITS
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.6%** OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS
14	Type of Reporting Person (See Instructions)
CO

*	This amount includes 5,364,000 L.P. Units and 1,341,000 BEPC shares held by BIC. See Items 3 and 5.
**

As of July 31, 2020, there were approximately 183,081,905 L.P. Units outstanding. Percentage assumes that all of the outstanding redeemable/exchangeable partnership units of BRELP and BEPC shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only all of the BEPC shares held by BIC are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 3.6%. See Item 5.

CUSIP No. G16258 10 8	SCHEDULE 13D

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D is being filed by Brookfield Asset Management Inc. (“Brookfield”), Partners Limited (“Partners”), Brookfield Renewable Power Inc. (“BRPI”) and Brookfield Investments Corporations (“BIC,” and collectively with Brookfield, Partners, and BRPI, the “Reporting Persons”) to reflect the closing on July 30, 2020 of the previously announced distribution of class A exchangeable subordinate voting shares (the “BEPC shares”) of Brookfield Renewable Corporation (“BEPC”) to the unitholders of the Brookfield Renewable Partners L.P. (the “Issuer”) and Brookfield Renewable Energy L.P. (“BRELP”). This Amendment No. 3 also reflects the closing of the acquisition of all of the shares of class A common stock of TerraForm Power, Inc. not already owned by the Issuer and its affiliates.

Unless otherwise indicated, all references to “$” in this Amendment No. 3 are to U.S. dollars.

Information and defined terms reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 3.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended as follows:

Schedules I, II, III, and IV hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses, and citizenships, of Brookfield, Partners, BRPI and BIC, respectively.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On or about July 30, 2020, the Reporting Persons received an aggregate 44,539,140 BEPC shares in connection with the previously announced distribution of BEPC shares to the unitholders of the Issuer and BRELP. Each BEPC share is structured with the intention of providing an economic return equivalent to one L.P. Unit (subject to adjustment to reflect certain capital events). Each BEPC share is exchangeable at the option of the holder for one L.P. Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC). The Issuer may elect to satisfy BEPC’s exchange obligation by acquiring such tendered BEPC shares for an equivalent number of L.P. Units (subject to adjustment to reflect certain capital events) or its cash equivalent.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Amendment No. 3 is hereby incorporated by reference.

CUSIP No. G16258 10 8	SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) of Schedule 13D are hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of L.P. Units of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 220,030,707 units, constituting approximately 51.5% of the Issuer’s currently outstanding L.P. Units. The percentage of L.P. Units of the Issuer in this Item 5 is based on an aggregate number of L.P. Units of 183,081,905 outstanding as of July 31, 2020 and assumes that all of the outstanding redeemable/exchangeable partnership units of BRELP and BEPC shares are exchanged for L.P. Units (on a one-for-one basis).

(i) Brookfield

(a)	As of July 31, 2020, Brookfield may be deemed the beneficial owner of 220,030,707* L.P. Units, constituting a percentage of approximately 51.5%**.

(b)	Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 220,030,707* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 220,030,707* L.P. Units

* This amount includes 40,468,944 L.P. Units and 129,658,623 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI, and 5,364,000 L.P. Units held by BIC. This amount also includes BEPC shares held as follows: 42,535,263 BEPC shares held by BRPI, 1,341,000 BEPC shares held by BIC and 662,877 BEPC shares held by BREP Holding L.P. (“BREPH”). The general partner of BREPH is BRP Bermuda GP Limited (“BRP Bermuda”). BRPI, BIC, BREPH and BRP Bermuda are each a subsidiary of Brookfield.

** Assuming that only all of the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by BRPI, BIC and BREPH, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 61.6%.

(ii) Partners

(a)	As of July 31, 2020, Partners may be deemed the beneficial owner of 220,030,707* L.P., constituting a percentage of approximately 51.5%**

(b)	Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 220,030,707* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 220,030,707* L.P. Units

* This amount includes 45,832,944 L.P. Units, 129,658,623 redeemable/exchangeable partnership units of BRELP and 44,539,140 BEPC shares beneficially owned by Brookfield.

** Assuming that only all of the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by Brookfield are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 61.6%.

(iii) BRPI

(a)	As of July 31, 2020, BRPI may be deemed the beneficial owner of 213,325,707* L.P. Units, constituting a percentage of approximately 49.9%**

(b)	Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 213,325,707* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 213,325,707* L.P. Units

* This amount includes 40,468,944 L.P. Units and 129,658,623 redeemable/exchangeable partnership units of BRELP beneficially owned by BRPI. This amount also includes 42,535,263 BEPC shares held by BRPI and 662,877 BEPC shares held by BREPH. The general partner of BREPH is BRP Bermuda, and BREPH and BRP Bermuda are subsidiaries of BRPI.

CUSIP No. G16258 10 8	SCHEDULE 13D

** Assuming that only all of the redeemable/exchangeable partnership units of BRELP and BEPC shares beneficially owned by BRPI are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.9%.

(iv) BIC

(a)	As of July 31, 2020, BIC may be deemed the beneficial owner of 6,705,000* L.P. Units, constituting a percentage of approximately 1.6%**

(b)	Sole voting power to vote or direct vote: 0 L.P. Units

Shared voting power to vote or direct vote: 6,705,000* L.P. Units

Sole power to dispose or direct the disposition: 0 L.P. Units

Shared power to dispose or direct the disposition: 6,705,000* L.P. Units

* This amount includes 5,364,000 L.P. Units and 1,341,000 BEPC shares held by BIC.

** Assuming that only all of the BEPC shares held by BIC are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 3.6%.

(c) Other than the transactions described in Item 3 in this Amendment No. 3, there have been no transactions by the Reporting Persons in the L.P. Units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of this Amendment No. 3 is hereby incorporated by reference.

Holders of BEPC shares are entitled to exchange their BEPC shares for an equivalent number of L.P. Units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the BEPC) at any time. The Issuer may elect to satisfy BEPC’s exchange obligation by acquiring such tendered BEPC shares for an equivalent number of L.P. Units (subject to adjustment to reflect certain capital events) or its cash equivalent. On July 30, 2020, Wilmington Trust, National Association (the “Rights Agent”) and Brookfield entered into the Rights Agreement (the “Rights Agreement”) pursuant to which Brookfield has agreed that it will, under certain circumstances, satisfy, or cause to be satisfied, the obligations pursuant to BEPC’s articles of incorporation to exchange BEPC shares for L.P. Units. The term of the Rights Agreement is until July 30, 2027 (and as will be automatically renewed for successive periods of two years thereafter, unless Brookfield provides the Rights Agent with written notice of termination in accordance with the terms of the Rights Agreement). As of July 31, 2020, Brookfield may deliver up to 70,338,813 L.P. Units to satisfy any exchange of BEPC shares in accordance with the terms of the Rights Agreement.

Further, pursuant to the equity commitment agreement, dated as of July 30, 2020, between the Issuer, one of its subsidiaries and BEPC, the Issuer has also agreed not to declare or pay any distribution on the L.P. Units if on such date BEPC does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC shares.

Item 7. Material to be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended to add the following exhibits:

Exhibit 6	Rights Agreement (incorporated by reference to Exhibit 10.2 to Brookfield Renewable Corporation’s Form 6-K filed on July 31, 2020)

CUSIP No. G16258 10 8	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
	Name:	Jessica Diab
	Title:	Vice President

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	Director and President

BROOKFIELD RENEWABLE POWER INC.

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	Vice President and Secretary

BROOKFIELD INVESTMENTS CORPORATION

By:	/s/ Tom Corbett
	Name:	Tom Corbett
	Title:	Vice President and Chief Financial Officer

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer	Canada

Jeffrey M. Blidner, Vice Chair	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	Suite 1210 225 – 6th Ave. S.W. Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venancio Flores, 50 Cob. 01 Leblon, Rio de Janeiro RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield	Canada

Nicholas H. Goodman, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer, Brookfield	United Kingdom

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada

Brian D. Lawson, Vice Chair	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Deputy Chairman, Oaktree Capital Management Inc.	U.S.A.

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Janice Fukakusa, Director	43 The Kingsway, Toronto, Ontario, M8X 2S9, Canada	Corporate Director	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, Brookfield	Canada

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary, Brookfield	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity, Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, Brookfield	Canada

SCHEDULE III

BROOKFIELD RENEWABLE POWER INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Douglas Christie, Director and Senior Vice-President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Julian Deschatelets, Director and Senior Vice-President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Wyatt Hartley, Director and Chief Financial Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Jennifer Mazin, Director and Senior Vice-President and Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Sachin Shah, Chief Executive Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

Ruth Kent, Chief Operating Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	United Kingdom

SCHEDULE IV

BROOKFIELD INVESTMENTS CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett, Vice President and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance, Brookfield	Canada

Lorretta M. Corso, Vice President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary, Brookfield	Canada

Howard Driman, Director	17 Lindemann Street, Thornhill, Ontario L3T 5S8	Corporate Director	Canada

James L.R. Kelly, Director	Hwy. #26 West at 7th Line, P.O. Box 3394 206005 Hwy. #26 West Meaford, Ontario N4L 1A5	Corporate Director	Canada

Edward C. Kress, Director, Chairman and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Danesh K. Varma, Director	8 Little Trinity Lane, London EC4V 2AN United Kingdom	Corporate Director	United Kingdom

Leslie Yuen, Vice President and Controller	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Brookfield	Canada